UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO § 240.13D-1(A) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 26)

Capital Product Partners L.P.

(Name of Issuer)

Common units, representing limited partner interests

(Title of Class of Securities)

Y11082206

(CUSIP Number)

Gerasimos (Jerry) Kalogiratos

Capital Maritime & Trading Corp.

3 Iassonos Street

Piraeus, 18537, Greece

Tel: +30 210 458-4950

with a copy to:

Richard A. Pollack

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Tel: +44-20-7959-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. Y11082206	Page 2 of 12

1.	Name of Reporting Person Capital Maritime & Trading Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of The Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 5,167,150 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 5,167,150 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,167,150 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 25.9%(2)
14.	Type of Reporting Person CO

(1)

“Common Units” refers to the common units issued by Capital Product Partners L.P. (the “Issuer”) representing limited partnership interests of the Issuer. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the Common Units held by Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 19,951,424 Common Units outstanding (excluding 870,522 treasury units and 348,570 general partner units).

CUSIP No. Y11082206	Page 3 of 12

1.	Name of Reporting Person Evangelos M. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 5,167,150 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 5,167,150 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,167,150 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 25.9%(2)
14.	Type of Reporting Person IN

(1)

Represents the number of Common Units held by Capital Maritime that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis. The Marinakis family may be deemed to beneficially own Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 19,951,424 Common Units outstanding (excluding 870,522 treasury units and 348,570 general partner units).

CUSIP No. Y11082206	Page 4 of 12

1.	Name of Reporting Person Miltiadis E. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 1,153,846 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 1,153,846 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,153,846 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%(2)
14.	Type of Reporting Person IN

(1)	Represents the number of Common Units held by Capital Gas Corp. (“Capital Gas”) that may be deemed to be beneficially owned by Miltiadis E. Marinakis on behalf of the Marinakis family.
(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 19,951,424 Common Units outstanding (excluding 870,522 treasury units and 348,570 general partner units).

CUSIP No. Y11082206	Page 5 of 12

This Amendment No. 26 amends and supplements the disclosures in Items 2 and 4 of the Schedule 13D (the “Schedule 13D”) filed with the SEC on April 4, 2008, as amended by amendments thereto filed on October 6, 2023, September 29, 2023, June 21, 2023, May 26, 2023, October 17, 2022, August 8, 2022, April 4, 2022, December 21, 2021, December 7, 2021, October 18, 2021, September 22, 2020, September 10, 2020, May 1, 2019, December 14, 2018, December 3, 2018, April 23, 2015, September 29, 2014, March 29, 2013, June 13, 2012, May 31, 2012, October 26, 2011, October 5, 2011, May 9, 2011, February 26, 2009, and April 30, 2008, relating to the Common Units of the Issuer, a limited partnership organized under the laws of the Republic of the Marshall Islands. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by Capital Maritime & Trading Corp. (“Capital Maritime”), Evangelos M. Marinakis and Miltiadis E. Marinakis (collectively, the “Reporting Persons”).

The principal business office and address of each Reporting Person is c/o Capital Maritime, 3 Iassonos Street Piraeus, 18537, Greece.

Mr. Evangelos M. Marinakis is the chairman and a director of Capital Maritime.

Mr. Miltiadis E. Marinakis is the son of Mr. Evangelos M. Marinakis. Although not engaged in day-to-day management, Mr. Miltiadis E. Marinakis holds and oversees certain shipping interests on behalf of the Marinakis family.

Capital Maritime is a corporation incorporated in the Marshall Islands. The principal business of Capital Maritime consists of shipping and transportation services.

Capital Gas is a corporation incorporated in the Marshall Islands. The principal business of Capital Gas consists of shipping and transportation services.

The name, position, address and citizenship of the directors and executive officers of Capital Maritime are set forth on Schedule A attached hereto, and are incorporated herein by reference.

During the past five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ directors or executive officers (as applicable) (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Purpose of Transaction.

Item 3 is hereby amended and supplemented by adding the following:

On August 28, 2023, Capital Maritime acquired 1,000 Common Units, in open market transactions, for an average price of $14.90 per Common Unit.

The source of funds used for this transaction was working capital of Capital Maritime. The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to include the following:

On November 8, 2023, Capital Maritime delivered to the Issuer a proposal for the Issuer to acquire the vessel-owning companies of 11 newbuild liquefied natural gas carrier (“LNG/C”) vessels (the “Vessels”) from Capital Maritime or its subsidiaries and to take certain other actions.

On November 13, 2023, Capital Maritime, the General Partner and the Issuer entered into an Umbrella Agreement (the “Umbrella Agreement”), pursuant to which Capital Maritime, the General Partner and the Issuer agreed, among other things, that the Issuer shall acquire the Vessels from Capital Maritime for an aggregate acquisition price for the Issuer of $3,130,000,000 and shall take certain other post-closing actions, including (i) changing the name of the Issuer from “Capital Product Partners L.P.” to “Capital New Energy Carriers L.P.”, (ii) committing to negotiate to agree procedures for the conversion of the Issuer from a Marshall Islands limited partnership to a corporation with customary corporate governance and (iii) committing to explore, following the closing of the Umbrella Agreement, the disposition of the Issuer’s container vessels and the Issuer’s abstention from acquiring additional container vessels. In addition, Capital Maritime agreed to grant to the Issuer, beginning on the closing date of the Umbrella Agreement, certain rights of first refusal over transfers and employment of certain LNG/C vessels and certain other vessels recently ordered by Capital Maritime.

CUSIP No. Y11082206	Page 6 of 12

To finance a portion of the purchase price for the Vessels, the Issuer agreed to distribute to holders of Common Units on November 24, 2023 (the “Record Date”) rights to purchase Common Units (the “Rights”) at a price per Common Unit equal to the greater of (x) $14.25 and (y) 95% of the volume weighted average price of the Common Units trading on the Nasdaq Global Select Market (“Nasdaq”) for the period from the second business day after the public announcement of the transactions contemplated by the Umbrella Agreement through and including the last trading day immediately prior to the Record Date; provided that such price shall not be greater than $14.50 (the “Rights Offering Price”) (such offering, the “Rights Offering”). Pursuant to the Umbrella Agreement, Capital Maritime and the Issuer also agreed to enter into a Standby Purchase Agreement (the “Standby Purchase Agreement”), pursuant to which Capital Maritime has agreed to purchase from the Issuer, at the Rights Offering Price, the number of Common Units offered pursuant to the Rights Offering that are not issued pursuant to existing unitholders’ exercise of their Rights. Capital Maritime also agreed to issue to the Issuer an unsecured seller’s credit in an amount up to $220,000,000 to finance a portion of the purchase price for the Vessels (the “Seller’s Credit Agreement”).

The Issuer’s entry into the Umbrella Agreement and the transactions contemplated thereby were approved by the conflicts committee of the Issuer (the “Conflicts Committee”) and the board of directors of the Issuer on November 12, 2023, and the issuance of Common Units pursuant to exercise of the Rights was approved by the General Partner, as general partner of the Issuer, on November 12, 2023.

Further details on the transactions contemplated by the Umbrella Agreement are set out below.

Vessel Acquisitions

On the closing date of the Umbrella Agreement, Capital Maritime and the Issuer have agreed to enter into 11 share purchase agreements, pursuant to which the Issuer and/or a wholly owned subsidiary of the Issuer will acquire 100% of the equity interests of each of the Capital Maritime subsidiaries that have contracted to acquire the Vessels. Set forth below is summary information concerning the Vessels. Each vessel will have a capacity of 174,000 Cubic Meters and was built or is under construction at Hyundai Heavy Industries Co., LTD and Hyundai Samho Heavy Industries Co. Ltd., South Korea (collectively, the “Shipyard”). The total aggregate acquisition price for the Vessels is $3,130,000,000 of which $2,023,783,016 will be paid to Capital Maritime.

Vessel	Charterer (as applicable)	Years (as applicable)	Charter Type (as applicable)	Financing Commitment (as applicable)	Contractual Delivery Date	Expected/Actual Delivery Date
Amore Mio I	Qatar Energy Trading LLC	2.8	Time Charter	Sale and lease back transaction with CMB Financial Leasing Co. Ltd.	Delivered October 31, 2023	Delivered October 31, 2023

INITIAL VESSELS

Axios II	Bonny Gas Transport Limited (“BGT”)	7.0 + 3.0	Bareboat Charter	Financing commitment letter with ING Bank N.V. for Senior Secured Term Loan Facility	December 2023	January 2024

Assos	Tokyo LNG Tanker Co. Ltd.	10.0	Time Charter	Financing commitment with BNPP Tokyo for a Japanese Operating Lease with Call Option	May 2024	May 2024

Apostolos	LNG Marine Transport Limited	10.5 + 3.0	Time Charter	—	June 2024	June 2024

Aktoras	BGT	7.0 + 3.0	Bareboat Charter	—	July 2024	July 2024

Archimidis	—	—	—	—	January 2026	January 2026

Agamemnon	—	—	—	—	March 2026	March 2026

REMAINING VESSELS

Alcaios I	—	—	—	—	September 2026	September 2026

Antaios I	—	—	—	—	November 2026	November 2026

Archon	—	—	—	—	March 2027	March 2027

Athlos	—	—	—	—	February 2027	February 2027

CUSIP No. Y11082206	Page 7 of 12

Amore Mio I

The LNG/C Amore Mio I was delivered on October 31, 2023 under a bareboat charter to OMEGA GAS CARRIERS CORP. as disponent owner. Upon the closing of the Umbrella Agreement, Capital Maritime and the Issuer will enter into a share purchase agreement (the “AMI Share Purchase Agreement”), pursuant to which the Issuer will acquire 100% of the equity interests of OMEGA GAS CARRIERS CORP and the Issuer will replace Capital Maritime as guarantor of the performance of OMEGA GAS CARRIERS CORP. under the bareboat charter. Subject to the satisfaction of the terms and conditions of the AMI Share Purchase Agreement, the AMI Share Purchase Agreement is expected to close on or shortly after the closing of the Umbrella Agreement. On the date of closing of the AMI Share Purchase Agreement, the Issuer will pay to Capital Maritime the acquisition price for the LNG/C Amore Mio I and OMEGA GAS CARRIERS CORP. will enter into a commercial and technical management agreement with Capital Gas Ship Management Corp. (“Capital Gas Management”), substantially on the same terms as the Issuer’s existing floating management agreement with Capital Gas Management.

Initial Vessels

The Vessels listed in the summary table above under the heading “Initial Vessels” (the “Initial Vessels”) are expected to be delivered by the Shipyard between January 2024 and March 2026. Upon the closing of the Umbrella Agreement, Capital Maritime and the Issuer will enter into six share purchase agreements (each an “Initial Vessels Share Purchase Agreement”), pursuant to which the Issuer will acquire 100% of the equity interests of each of the vessel-owning companies of the Initial Vessels. Subject to the satisfaction of the terms and conditions of each Initial Vessels Share Purchase Agreement, each Initial Vessels Share Purchase Agreement is expected to close on or shortly after the date on which the applicable Initial Vessel is delivered to Capital Maritime. Subject to the closing of the Umbrella Agreement, on the date of such closing, the Issuer will pay to Capital Maritime a deposit in the amount of 10% of the aggregate acquisition price of the Initial Vessels. The remainder with respect to each Initial Vessel will be paid upon delivery of such vessel and closing of the applicable Initial Vessels Share Purchase Agreement. On or before the closing date of each Initial Vessels Share Purchase Agreement, each Initial Vessel-owning subsidiary will enter into a commercial and technical management agreement with Capital Gas Management, substantially on the same terms as the Issuer’s existing floating management agreement with Capital Gas Management.

Remaining Vessels

The Vessels listed in the summary table above under the heading “Remaining Vessels” (the “Remaining Vessels”) are expected to be delivered by the Shipyard between September 2026 and March 2027. Upon the closing of the Umbrella Agreement, Capital Maritime and the Issuer will enter into four share purchase agreements (each a “Remaining Vessels Share Purchase Agreement”), pursuant to which the Issuer will acquire 100% of the equity interests of each of the vessel-owning companies of the Remaining Vessels. Subject to the satisfaction of the terms and conditions of each Remaining Vessels Share Purchase Agreement, each Remaining Vessels Share Purchase Agreement is expected to close on or shortly after closing of the Umbrella Agreement. Subject to the closing of the Umbrella Agreement, on the date of such closing, the Issuer will pay to Capital Maritime the aggregate acquisition price for the Remaining Vessels. Following the closing, the Issuer will be responsible for payments to the Shipyard in respect of the Remaining Vessels in accordance with the terms and conditions of the shipbuilding contracts in respect of the Remaining Vessels. Upon the closing of the Umbrella Agreement, the Issuer will also enter into Supervision Agreements with Capital Gas Management, pursuant to which Capital Gas Management will supervise the performance of the design, building, equipment, completion and delivery by the shipyard of the Remaining Vessels for a fee of $1,500,000 per vessel. On or before the date that each Remaining Vessels is delivered by the Shipyard, each Remaining Vessel-owning subsidiary will enter into a commercial and technical management agreement with Capital Gas Management, substantially on the same terms as the Issuer’s existing floating management agreement with Capital Gas Management.

Rights Offering

The Issuer agreed to conduct the Rights Offering in order to finance a portion of the purchase price for the Vessels. Pursuant to the Umbrella Agreement, the Issuer agreed to distribute, on November 27, 2023, to holders of Common Units on the Record Date, Rights to purchase Common Units at the Rights Offering Price. The Rights will not be transferable. The Issuer agreed to raise $500,000,000 in the Rights Offering. Pursuant to the Umbrella Agreement, all of the proceeds that the Issuer receives from the Rights Offering and the Standby Purchase Agreement will be used to finance a portion of the purchase price for the Vessels.

Standby Purchase Agreement

Capital Maritime and the Issuer agreed to enter into the Standby Purchase Agreement on the business day immediately prior to the launch of the Rights Offering. Pursuant to the Standby Purchase Agreement, Capital Maritime has agreed to purchase from the Issuer, subject to the satisfaction or waiver of certain conditions, including the timely completion of the Rights Offering, at the Rights Offering Price, in a private offering to be closed after the conclusion of the Rights Offering, the remaining Common Units that are not purchased through the exercise of Rights. If no unitholders exercise their Rights in the Rights Offering, Capital Maritime will purchase all of the Common Units offered pursuant to the Rights Offering.

CUSIP No. Y11082206	Page 8 of 12

There will be no standby purchase fee payable to Capital Maritime pursuant to the Standby Purchase Agreement.

Capital Maritime’s purchase of all of the remaining Common Units that are not purchased through the exercise of Rights in the Rights Offering is expected to significantly increase the percentage of Common Units owned by the Reporting Persons relative to the ownership percentage of the Issuer’s other unitholders.

Capital Maritime’s obligations under the Standby Purchase Agreement will be subject to customary conditions, including the following: (i) the representations and warranties of the Issuer contained in the Standby Purchase Agreement shall be true and correct in all material respects as of the closing date of the Standby Purchase Agreement with the same force and effect as if made on and as of such closing date; (ii) all covenants and agreements contained in the Standby Purchase Agreement to be performed by the Issuer shall have been performed and complied with in all material respects; (iii) no judgment, injunction, decree, regulatory proceeding or other legal restraint shall prohibit, or have the effect of rendering unachievable, the consummation of the Rights Offering or the transactions contemplated by the Standby Purchase Agreement; and (iv) timely completion of the Rights Offering, which subscription period shall be no longer than 16 calendar days following the commencement of the Rights Offering, in accordance with the terms and conditions set forth in the Standby Purchase Agreement and the prospectus supplement for the Rights Offering.

Pursuant to the Umbrella Agreement, the registration and indemnification rights provided for in Section 7.19 of the Partnership Agreement shall apply to any Common Units issued pursuant to the Standby Purchase Agreement and/or acquired by Capital Maritime or its affiliates in the Rights Offering (and may be assigned, in whole or in part, in accordance with clause (e) of Section 7.19 of the Partnership Agreement). In addition, no later than 30 days after a written request by Capital Maritime which may be made beginning on the date that is six months following the closing date of the Umbrella Agreement (or such earlier time as may be agreed by the Conflicts Committee), the Issuer shall prepare and file with the SEC a registration statement under the Securities Act of 1933, as amended, on Form F-3 or the then appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto, which covers all Common Units issued pursuant to the Standby Purchase Agreement and/or acquired by Capital Maritime or its affiliates in the Rights Offering (the “Shelf Registration Statement”), and shall use reasonable best efforts to cause such Shelf Registration Statement to become effective and remain effective pursuant to Section 7.19 of the Partnership Agreement. For the avoidance of doubt, the provisions of Section 7.19 of the Partnership Agreement shall apply to sales of Common Units pursuant to such Shelf Registration Statement. At any time and from time to time that the Shelf Registration Statement is effective, if Capital Maritime requests, the Issuer shall as promptly as practicable amend or supplement the Shelf Registration Statement to add a holder of such Common Units as a selling securityholder in such Shelf Registration Statement.

The Standby Purchase Agreement may be terminated at any time by mutual written agreement of the Issuer and Capital Maritime. Capital Maritime may terminate the Standby Purchase Agreement if the Issuer materially breaches its obligations under the Standby Purchase Agreement and such breach is not cured within 20 business days following written notice to the Issuer. The Issuer may terminate the Standby Purchase Agreement (i) if consummation of the Rights Offering and/or the transactions contemplated by the Standby Purchase Agreement is prohibited by applicable law, rules or regulations, or (ii) if Capital Maritime materially breaches its obligations under the Standby Purchase Agreement and such breach is not cured within 20 business days following written notice to Capital Maritime. Either of Capital Maritime or the Issuer may terminate the Standby Purchase Agreement if the transactions contemplated by the Standby Purchase Agreement are not consummated by January 18, 2024 through no fault of the terminating party.

Seller’s Credit Agreement

Capital Maritime agreed to issue to the Issuer on the closing date of the Umbrella Agreement an unsecured seller’s credit in an amount up to $220,000,000 to finance a portion of the purchase price for the Vessels. The Seller’s Credit Agreement will provide that the seller’s credit will bear interest at a rate of 7.5% per annum and will have a maturity date of June 30, 2027. The Seller’s Credit Agreement will contain customary cross-default provisions. In addition, the Seller’s Credit Agreement will contain a covenant requiring the Issuer to prepay any amount drawn under the Seller’s Credit Agreement on a quarterly basis beginning on March 31, 2027 by an amount equal to the excess over $75,000,000 of the Issuer’s cash and cash equivalents that are freely available to the Issuer and able to be used by the Issuer for its general corporate purposes, less any actual or contemplated dividends or other distributions as at each applicable quarter end date. The Seller’s Credit will also contain a covenant requiring the Issuer to prepay any amount drawn under the Seller’s Credit Agreement upon receipt of any new debt proceeds by the Issuer and/or its subsidiaries in an amount equal to the net cash proceeds received by the Issuer and/or its subsidiaries after deducting fees, costs and expenses and after deducting the amount of such proceeds that have been used to refinance any existing indebtedness of the Issuer and its subsidiaries.

CUSIP No. Y11082206	Page 9 of 12

Rights of First Refusal

Capital Maritime agreed to grant to the Issuer, beginning on the closing date of the Umbrella Agreement, rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third-parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware, in each case, for a period ending on the tenth anniversary of the closing date of the Rights Offering, (ii) transfers to third parties of two certain liquid CO2 carriers and two certain ammonia carriers recently ordered by Capital Maritime (the “New Energy Vessels”) for a period ending on the earlier of (x) with respect to each New Energy Vessel, the date on which such New Energy Vessel is delivered to Capital Maritime and (y) the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding Common Units and (iii) if the Issuer acquires a New Energy Vessel from Capital Maritime, employment opportunities for such New Energy Vessel of which Capital Maritime becomes aware, for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding Common Units.

Name Change and Business Focus

Subject to the terms and conditions of the Umbrella Agreement, the Issuer agreed to publicly announce, as soon as practicable following the signing date of the Umbrella Agreement, that (i) the Issuer and the General Partner shall change the name of the Issuer from “Capital Product Partners L.P.” to “Capital New Energy Carriers L.P.” by or before December 31, 2023 and (ii) the Issuer will explore the disposition of its container vessels and abstain from acquiring additional container vessels after the closing of the Umbrella Agreement. These provisions of the Umbrella Agreement constitute a statement of intent only and do not require the Issuer actually to dispose of its container vessels or to abstain from acquiring additional containers vessels.

Corporate Conversion

Subject to the terms and conditions of the Umbrella Agreement, following the closing date of the Umbrella Agreement, the Issuer, acting through the Conflicts Committee, and the General Partner shall in good faith negotiate and jointly work with tax and other advisors to agree to mutually acceptable terms for the conversion of the Issuer from a Marshall Islands master limited partnership to a corporation with customary corporate governance provisions and, subject to reaching such agreement, shall use their reasonable best efforts to cause such conversion to have been completed within six months of the closing date of the Umbrella Agreement.

Netting

The Umbrella Agreement and the Standby Purchase Agreement permit the Issuer and Capital Maritime to net payments due to each other under the transactions contemplated by the Umbrella Agreement, including the Vessel acquisitions, the Rights Offering and the Standby Purchase Agreement.

Conditions to Closing

The Issuer’s, Capital Maritime’s and the General Partner’s obligations under the Umbrella Agreement are subject to customary closing conditions, including that there be no material adverse change in the business, financial position and prospects of the Issuer.

Termination

The Umbrella Agreement may be terminated at any time by the mutual consent of the Issuer, Capital Maritime and the General Partner.

Either Capital Maritime or the Issuer may terminate the Umbrella Agreement if (i) the closing date of the Rights Offering has not occurred on or before January 18, 2024, (ii) any governmental authority has issued a statute, rule, order, decree or regulation or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Umbrella Agreement, (iii) there has been a material breach of or any material inaccuracy in any of the representations or warranties set forth in the Umbrella Agreement on the part of the other party, which breach is not cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party, (iv) there has been a material breach of any of the covenants or agreements set forth in the Umbrella Agreement on the part of the other party, which breach is not cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party, or (v) there has occurred a Material Adverse Change or (A) a suspension or material limitation in trading in securities generally on Nasdaq; (B) a suspension or material limitation in trading in the Common Units on Nasdaq; (C) a general moratorium on commercial banking activities declared by either Federal or New York State authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States; (D) the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or (E) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere, if the effect of any such event specified in clause (D) or (E) in the judgment of Capital Maritime or the Issuer makes it impracticable or inadvisable to proceed with the transactions contemplated by the Umbrella Agreement.

CUSIP No. Y11082206	Page 10 of 12

The description of the Umbrella Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to the Umbrella Agreement, the full text of which is filed as Exhibit I hereto.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

CUSIP No. Y11082206	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2023

CAPITAL MARITIME & TRADING CORP.

/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Financial Officer

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis

MILTIADIS E. MARINAKIS

/s/ Miltiadis E. Marinakis

CUSIP No. Y11082206	Page 12 of 12

SCHEDULE A

Directors and Executive Officers of Capital Maritime:

Name and Position	Principal Business Address	Citizenship
Evangelos M. Marinakis	Capital Maritime & Trading Corp.	Greece
Director and Chairman	3 Iassonos Street
Piraeus, 18537, Greece

Gerasimos (Jerry) Kalogiratos	Capital Maritime & Trading Corp.	Greece
Director, President, Chief Executive Officer, Chief Financial Officer and Secretary	3 Iassonos Street Piraeus, 18537, Greece

Pierre de Demandolx-Dedons	Capital Maritime & Trading Corp.	France
Director	3 Iassonos Street
Piraeus, 18537, Greece